Exhibit 12

WASHINGTON REAL ESTATE INVESTMENT TRUST

RATIO OF EARNINGS TO FIXED CHARGES

2001-2005

	YTD 2006- 6/30/06	YTD 2005- 6/30/05	2005	2004	2003	2002	2001
Income from continuing operations	18,280	18,769	40,443	40,641	40,558	41,725	40,496
Interest Expense (including amortization of discount/premium and credit for capitalized interest)	21,926	17,870	37,743	34,500	30,040	27,849	27,071

Adjusted Earnings	40,206	36,639	78,186	75,141	70,598	69,574	67,567
Fixed Charges	21,926	17,870	37,743	34,500	30,040	27,849	27,071
Add Back: Capitalized Interest	1,470	441	1,127	703	248	120	—

Total Fixed Charges	23,396	18,311	38,870	35,203	30,288	27,969	27,071

Ratio of Earnings to Fixed Charges	1.72	2.00	2.01	2.13	2.33	2.49	2.50